

December 31, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of STEEL NEWCO INC. (to be renamed "Pinnacle Financial Partners, Inc."), under the Exchange Act of 1934:

- Common Stock, par value $1.00 per share

- Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value

- Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B, no par value

- Depositary shares, each representing 1/40th interest in a share of 6.75% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com